UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Mackinac Financial Corporation

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

554571109

(CUSIP Number)

12/31/15

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554571109

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elizabeth Park Capital Advisors, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

0
	6.	SHARED VOTING POWER

336,335
	7.	SOLE DISPOSITIVE POWER

0
	8.	SHARED DISPOSITIVE POWER

336,335

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

336,335
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%
12.	TYPE OF REPORTING PERSON (see instructions)

OO, IA

CUSIP No. 554571109

1.	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fred Cummings
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a) [ ]
(b) [X]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

0
	6.	SHARED VOTING POWER

336,335
	7.	SOLE DISPOSITIVE POWER

0
	8.	SHARED DISPOSITIVE POWER

336,335

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

336,335
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.3%
12.	TYPE OF REPORTING PERSON (see instructions)

IN, HC

Item 1.

(a)	Name of Issuer Mackinac Financial Corporation

(b)	Address of Issuer’s Principal Executive Offices 130 South Cedar Street P.O. Box 369 Manistique, MI 49854

Item 2.

(a)	Name of Person Filing Elizabeth Park Capital Advisors, Ltd. Fred Cummings

(b)	Address of the Principal Office or, if none, residence 29525 Chagrin Blvd., Suite 318 Pepper Pike, Ohio 44122

(c)	Citizenship Elizabeth Park Capital Advisors, Ltd. – Ohio, U.S.A. Fred Cummings – U.S.A.

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 554571109

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Elizabeth Park Capital Advisors, Ltd. - 336,335* Fred Cummings - 336,335*

(b)	Percent of class: Elizabeth Park Capital Advisors, Ltd. – 5.3%* Fred Cummings – 5.3%*

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote Elizabeth Park Capital Advisors, Ltd. – 0 Fred Cummings – 0

(ii)	Shared power to vote or to direct the vote Elizabeth Park Capital Advisors, Ltd. - 336,335* Fred Cummings - 336,335*

(iii)	Sole power to dispose or to direct the disposition of Elizabeth Park Capital Advisors, Ltd. – 0 Fred Cummings – 0

(iv)	Shared power to dispose or to direct the disposition of Elizabeth Park Capital Advisors, Ltd. - 336,335* Fred Cummings - 336,335*

* The shares of the Common Stock, no par value (the “Shares”), of Mackinac Financial Corporation (the “Issuer”) reported herein are held by certain private investment funds and separately managed accounts (the “Elizabeth Park Entities”) managed by Elizabeth Park Capital Advisors, Ltd. (the “Adviser”). The Adviser is the Investment Manager of the Elizabeth Park Entities. Fred Cummings (together with the Adviser, the “Reporting Persons”) is the Managing Member of the Adviser. By virtue of these relationships, the Reporting Persons may be deemed to have shared voting and dispositive power with respect to the Shares owned directly by the Elizabeth Park Entities. This report shall not be deemed an admission that the Reporting Persons are beneficial owners of the Shares for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the Reporting Persons disclaims beneficial ownership of the Shares reported herein except to the extent of the Reporting Person’s pecuniary interest therein.

The beneficial ownership percentage reported herein is based on 6,217,620 Shares issued and outstanding as of November 10, 2015, as disclosed in the Issuer’s Form 10-Q for the quarter ended September 30, 2015, as filed with the Securities and Exchange Commission on November 13, 2015.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2016

Elizabeth Park Capital Advisors, Ltd.
By:	/s/ Fred Cummings
Fred Cummings, Managing Member

Fred Cummings
By:	/s/ Fred Cummings
Fred Cummings, Individually